                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                              -------------------

                               IKOS SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           MENTOR GRAPHICS CORPORATION
                               FRESNO CORPORATION
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                    451716203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WALDEN C. RHINES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MENTOR GRAPHICS CORPORATION
                             8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-7000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:

       JOHN J. HUBER, ESQ.                          CHRISTOPHER L. KAUFMAN, ESQ.
        LATHAM & WATKINS                                  LATHAM & WATKINS
555 11TH STREET, N.W., SUITE 1000                      135 COMMONWEALTH DRIVE
     WASHINGTON, D.C. 20004                         MENLO PARK, CALIFORNIA 94025
         (202) 637-2200                                     (650) 328-4600


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]       third-party tender offer subject to Rule 14d-1

     [ ]       issuer tender offer subject to Rule 13e-4

     [ ]       going private transaction subject to Rule 13e-3

     [ ]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2001 (as previously amended, the "Schedule TO"), relating to a tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, and the related preferred stock purchase rights, of IKOS Systems, Inc., a Delaware corporation (the "Company"), for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 is hereby amended to add the following:

         On December 26, 2001, Purchaser extended the Offer until 12:00 Midnight, New York City time, on Friday, January 25, 2002, unless further extended. The full text of a press release issued by Mentor on December 26, 2001 announcing the extension of the Offer is filed as Exhibit (a)(5)(B) to this Schedule TO, which is incorporated by reference herein.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 is hereby amended to replace the second paragraph under "The Offer -- Certain Legal Matters; Regulatory Approvals -- Antitrust," with the following paragraph:

                   To provide additional time during the holiday season for the FTC to review the Offer and Proposed Merger pursuant to the requirements of the HSR Act, Mentor is voluntarily withdrawing its HSR notification on December 26, 2001 and will file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC on December 28, 2001. As a result, we anticipate that the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about Monday, January 14, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the fifteenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

         On December 26, 2001, Mentor issued a press release regarding its HSR Notification and Report Form, the full text of which is filed as Exhibit
(a)(5)(B) to this Schedule TO and incorporated by reference herein.

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2001                MENTOR GRAPHICS CORPORATION

                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  President


                                        FRESNO CORPORATION


                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  Chief Financial Officer

                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.